                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (AMENDMENT NO. 4)


                              COSTILLA ENERGY, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.10 PAR VALUE
                         (Title of Class of Securities)

                                    22161G103
                                 (CUSIP Number)

                                CADELL S. LIEDTKE
                                MICHAEL J. GRELLA
                               HENRY G. MUSSELMAN
                          400 WEST ILLINOIS, SUITE 1000
                              MIDLAND, TEXAS 79701
                                 (915) 682-3092
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 APRIL 27, 1999
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box _____.

Check the following box if a fee is being paid with the statement _____. (A fee is not required only if the reporting person:(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                                  SCHEDULE 13D

CUSIP NO.  22161G103                                          PAGE 2 OF 12 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Cadell S. Liedtke

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*


--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Texas

--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES                2,716,560
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING                  60,000
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                         2,716,560
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                            60,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         2,776,560
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                            19.69%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO.  22161G103                                          PAGE 3 OF 12 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Michael J. Grella

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*


--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Texas

--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES                1,407,850
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING                  -0-
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                         1,407,850
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                            -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         1,407,850
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                             9.98%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO.  22161G103                                          PAGE 4 OF 12 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Henry G. Musselman

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*


--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Texas

--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES                  542,100
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING                  22,650
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                           542,100
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                            22,650
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           564,750
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                             4.01%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         This Amendment No. 4 to Schedule 13D (this "Amendment") is being filed by Cadell S. Liedtke ("Liedtke"), Michael J. Grella ("Grella") and Henry G. Musselman ("Musselman") (collectively, the "Reporting Persons") to reflect a change in the beneficial ownership of each of the Reporting Persons of the Common Stock, $0.10 par value (the "Common Stock"), of Costilla Energy, Inc. (the "Company") from such beneficial ownership reflected in the Schedule 13D filed by the Reporting Persons on October 18, 1996, as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Persons on November 15, 1996, by Amendment No. 2 ("Amendment No. 2") to Schedule 13D filed by the Reporting Persons on November 3, 1998 and by Amendment No. 3 ("Amendment No. 3") to
Schedule 13D filed by the Reporting Persons on January 8, 1999 (collectively, the "Original 13D").

         Additionally, Musselman is reporting that his beneficial ownership of Common Stock is now less than 5% of the outstanding Common Stock. As a result, Musselman is no longer subject to the reporting requirements of Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder. Also, Grella is reporting a change in his relationship to the Company.

         The changes in the percentage of beneficial ownership reported herein are the result of (i) an issuance of 1,000,000 shares of Common Stock by the Company on April 8, 1999 (subject to surrender to the Company until April 15,
1999), increasing the number of outstanding shares of Common Stock to 14,101,580, and (ii) shares beneficially owned by each of the Reporting Persons which have been involuntarily sold pursuant to financing arrangements since Amendment No. 3 (see Item 5 hereof).

         The Reporting Persons have made joint filings of the original 13D and this Amendment for convenience of factual references. While the Reporting Persons have had relationships described in the Original 13D due in part to their participation in executive management of the Company, the existence of a "group" has never been affirmed. Due in part to the changes in circumstances described in this Amendment, the Reporting Persons expressly disclaim the existence of a "group" with respect to their ownership of Common Stock.

         Only those items of Schedule 13D, or portions thereof, being amended are included in this Amendment. Except as expressly amended and modified by this Amendment, the Original 13D remains unchanged and in full force and effect.

ITEM 2.  IDENTITY AND BACKGROUND

         The information previously reported under this Item in the Original 13D with respect to Grella is modified to reflect that as of April 27, 1999, Grella is no longer an officer, director or employee of the Company. As of the date of this Amendment, Grella is a private investor.




ITEM 5.  INTEREST IN SECURITIES OF ISSUER

         (a) As of April 30, 1999, the number of shares of Common Stock and the percentage of the total issued and outstanding shares of Common Stock (14,101,580 shares) beneficially owned by each of the Reporting Persons is as follows: Liedtke, 2,776,560 (19.69%); Grella, 1,407,850 (9.98%); and Musselman,
564,750 (4.01%). Collectively, the Reporting Persons beneficially own 4,749,160 shares of Common Stock, constituting 33.68% of the outstanding Common Stock as of April 30, 1999.

         (b) Each of the Reporting Persons has the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of all of the shares of Common Stock attributed to each such Reporting Person in paragraph (a) of this Item 5, except for (i) 1,650 shares held by the Musselman Children with respect to which Musselman shares voting and dispositive power, and (ii) shares held by the Liedtke Foundation (as hereinafter defined), 60,000 shares, and the Musselman Foundation (as hereinafter defined), 21,000 shares. Each of Liedtke and Musselman is a director of his respective Foundation and shares voting and dispositive power over the shares of Common Stock owned by the Foundation with the other directors of the Foundation.

         (c) Each of the Reporting Persons financed certain purchases of shares of Common Stock under brokerage account arrangements that each Reporting Person has with Prudential Securities Incorporated ("Prudential") pursuant to a Command Account Margin Agreement (the "Account Agreement"). The Marion and Cadell S. Liedtke Family Charitable Foundation (the "Liedtke Foundation"), the Grella Family Charitable Foundation (the "Grella Foundation"), and the Musselman Family Charitable Foundation (the "Musselman Foundation", and collectively with the Liedtke Foundation and Grella Foundation, the "Foundations"), through which Liedtke, Grella and Musselman beneficially own shares, have also entered into Account Agreements with Prudential. The form of Account Agreement entered into between Prudential and each of the Reporting Persons and each of the Foundations is substantially similar in all material respects (other than the name of the accountholder, the date of execution, and other details), and a copy of the form of the Account Agreement was attached as an exhibit to Amendment No. 2 and is incorporated herein by reference for a description of the terms of the financing arrangements pursuant to which each of the Reporting Persons has borrowed funds for the purchases of Common Stock. To further secure borrowings under the Account Agreement of each of the Reporting Persons, each Reporting Person has entered into a Pledge Agreement with Prudential whereby the Reporting Person has pledged certain of the shares of Common Stock owned by each such Reporting Person. The Pledge Agreements entered into by the Reporting Persons are substantially similar in all material respects (other than the name of the pledgor, the date of execution, the number of shares pledged and other details), and a copy of the form of Pledge Agreement was attached as an exhibit to Amendment No. 2 and is incorporated herein by reference for a description of the terms of the pledge of shares of Common Stock by each Reporting Person, which include the right to sell shares under certain circumstances.

                  The Reporting Persons have effected the following transactions in shares of Common Stock during the sixty (60) days prior to the signature date hereof, each of which is an involuntary sale transaction effected by Prudential pursuant to the financing arrangements described above. Each of these sales was transacted through a broker on the public market.

Name                             Transaction Type          Date      Number of Shares     Price per Share
----                             ----------------          ----      ----------------     ---------------
Liedtke                          Sale                    04/16/99          1,850               1.191
Liedtke                          Sale                    04/16/99            500               1.198
Liedtke                          Sale                    04/16/99            150               1.222
Liedtke                          Sale                    04/16/99          1,300               1 5/16
Liedtke                          Sale                    04/16/99            700               1.314
Liedtke                          Sale                    04/16/99            500               1.317
Liedtke                          Sale                    04/19/99          2,500                .953
Liedtke                          Sale                    04/20/99          6,000               .5156
Liedtke                          Sale                    04/21/99         15,000                .476
Liedtke                          Sale                    04/22/99         15,000                .476
Liedtke                          Sale                    04/23/99          5,000                .477
Liedtke                          Sale                    04/26/99          2,500                .478
Liedtke                          Sale                    04/27/99          6,000               .4613
Liedtke                          Sale                    04/28/99         25,000               .4457
Liedtke                          Sale                    04/30/99         12,500               .4457
Musselman                        Sale                    03/01/99            500                2.89
Musselman                        Sale                    03/08/99            500               2.265
Musselman                        Sale                    03/09/99            500               2.2025
Musselman                        Sale                    03/10/99          2,000               2 5/32
Musselman                        Sale                    03/11/99            750               2.552
Musselman                        Sale                    03/11/99            250               2 9/16
Musselman                        Sale                    03/15/99            500               2.265
Musselman                        Sale                    03/16/99            500               2.2025
Musselman                        Sale                    03/17/99            500               2.2025
Musselman                        Sale                    03/18/99            500                2.39
Musselman                        Sale                    03/19/99            500               2 9/16
Musselman                        Sale                    03/22/99            500                2.39

Musselman                        Sale                    03/23/99            500                2.39
Musselman                        Sale                    03/25/99            500                2.39
Musselman                        Sale                    03/29/99            500               2.3275
Musselman                        Sale                    03/30/99            500               2.3275
Musselman                        Sale                    04/01/99            500                2.39
Musselman                        Sale                    04/05/99            500               2.3275
Musselman                        Sale                    04/09/99            100               2.0115
Musselman                        Sale                    04/12/99            400                2.00
Musselman                        Sale                    04/13/99            500                2.00
Musselman                        Sale                    04/14/99            400              1 15/16
Musselman                        Sale                    04/15/99          2,000              1 15/16
Musselman                        Sale                    04/16/99            700               1.314
Musselman                        Sale                    04/16/99          1,800               1 5/16
Musselman                        Sale                    04/16/99            550               1.197
Musselman                        Sale                    04/16/99          1,950               1.191
Musselman                        Sale                    04/19/99          2,500                .953
Musselman                        Sale                    04/20/99          4,500               .5166
Musselman                        Sale                    04/21/99          5,000                .477
Musselman                        Sale                    04/22/99          5,000                .477
Musselman                        Sale                    04/22/99          4,500               .5166
Musselman                        Sale                    04/22/99          4,500               .5166
Musselman                        Sale                    04/23/99          5,000                .477
Musselman                        Sale                    04/26/99          2,500                .478
Musselman                        Sale                    04/27/99          2,000               .4573
Musselman                        Sale                    04/28/99         15,000               .4457
Musselman                        Sale                    04/29/99          2,500                .478
Musselman                        Sale                    04/29/99          2,500                .478
Musselman                        Sale                    04/30/99            500               .4557
Musselman                        Sale                    04/30/99         12,000               .4457
Grella                           Sale                    03/01/99          1,000              2 15/16
Grella                           Sale                    03/05/99            400              2 11/16
Grella                           Sale                    03/08/99          1,000               2 5/16
Grella                           Sale                    03/09/99          1,000               2 1/4
Grella                           Sale                    03/10/99          4,000               2 5/32
Grella                           Sale                    03/11/99            500               2 9/16
Grella                           Sale                    03/11/99            500               2 9/16
Grella                           Sale                    03/15/99          1,000               2 5/16
Grella                           Sale                    03/15/99          1,000               2 5/16

Grella                           Sale                    03/16/99          1,000               2 1/4
Grella                           Sale                    03/16/99          1,000               2 1/4
Grella                           Sale                    03/17/99          1,000               2 1/4
Grella                           Sale                    03/17/99          1,000               2 1/4
Grella                           Sale                    03/18/99          1,000               2 7/16
Grella                           Sale                    03/18/99          1,000               2 7/16
Grella                           Sale                    03/19/99            500               2.515
Grella                           Sale                    03/19/99            500               2.515
Grella                           Sale                    03/22/99          1,000               2 7/16
Grella                           Sale                    03/22/99          1,000               2 7/16
Grella                           Sale                    03/23/99          1,000               2 7/16
Grella                           Sale                    03/23/99          1,000               2 7/16
Grella                           Sale                    03/25/99          1,000               2 7/16
Grella                           Sale                    03/25/99          1,000               2 7/16
Grella                           Sale                    03/29/99          1,000               2 3/8
Grella                           Sale                    03/29/99          1,000               2 3/8
Grella                           Sale                    03/30/99          1,000               2 3/8
Grella                           Sale                    03/31/99          1,000               2 5/16
Grella                           Sale                    03/31/99            500                2.39
Grella                           Sale                    03/31/99            500               2.265
Grella                           Sale                    04/01/99          1,000                2.44
Grella                           Sale                    04/05/99            600               2.3465
Grella                           Sale                    04/05/99            400               2 3/8
Grella                           Sale                    04/06/99            600               2 3/8
Grella                           Sale                    04/06/99            400               2 3/8
Grella                           Sale                    04/06/99            600               2.3465
Grella                           Sale                    04/06/99            400               2 3/8
Grella                           Sale                    04/09/99            100               2.0115
Grella                           Sale                    04/12/99            400                2.00
Grella                           Sale                    04/13/99            500                2.00
Grella                           Sale                    04/14/99            400              1 15/16
Grella                           Sale                    04/15/99          4,000              1 15/16
Grella                           Sale                    04/16/99          2,500                1.19
Grella                           Sale                    04/19/99          2,500                .953
Grella                           Sale                    04/20/99          6,000               .5156
Grella                           Sale                    04/21/99         15,000                .476
Grella                           Sale                    04/22/99         15,000                .476
Grella                           Sale                    04/23/99          5,000                .477

Grella                           Sale                    04/26/99          2,500                .478
Grella                           Sale                    04/26/99          2,500                .478
Grella                           Sale                    04/27/99          6,000               .4613
Grella                           Sale                    04/27/99          6,000               .4613
Grella                           Sale                    04/28/99         30,000               .4457
Grella                           Sale                    04/28/99         30,000               .4457
Grella                           Sale                    04/30/99         23,710               .4457
Grella Foundation                Sale                    04/01/99          1,000               2.3775
Grella Foundation                Sale                    04/05/99          1,000                2/38
Grella Foundation                Sale                    04/09/99            100                2.00
Grella Foundation                Sale                    04/12/99            400                2.00
Grella Foundation                Sale                    04/13/99            500                2.00
Grella Foundation                Sale                    04/14/99            400              1 15/16
Grella Foundation                Sale                    04/15/99          4,000              1 15/16
Grella Foundation                Sale                    04/16/99          2,500               1 5/16
Grella Foundation                Sale                    04/16/99          2,500               1.188
Grella Foundation                Sale                    04/19/99          2,500                .95
Grella Foundation                Sale                    04/20/99          6,000               .5146
Grella Foundation                Sale                    04/21/99         15,000                .475
Grella Foundation                Sale                    04/22/99         15,000                .475
Grella Foundation                Sale                    04/23/99          5,000                .475
Grella Foundation                Sale                    04/30/99          1,290               .4267

         (d)      None.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         See Item 5 for a description of the contracts and arrangements of the Reporting Persons with Prudential and with their respective Foundations.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

        *7.1 Form of Command Account Margin Agreement with Prudential Securities Incorporated (filed as Exhibit 7.1 to the Amendment No. 2).

       **7.2 Command Account Margin Agreements between Cadell S. Liedtke and Prudential Securities Incorporated dated November 6, 1996 and April 10, 1997 (substantially similar in all material respects to Exhibit 7.1 other than the name of the accountholder and the date of the Agreement).

       **7.3 Command Account Margin Agreements between Michael J. Grella and Prudential Securities Incorporated dated September 26, 1996 and April 10, 1997 (substantially similar in all material respects to Exhibit 7.1 other than the name of the accountholder and the date of the Agreement).
       **7.4 Command Account Margin Agreements between Henry G. Musselman and Prudential Securities Incorporated dated October 8, 1996 and April 10, 1997 (substantially similar in all material respects to Exhibit 7.1 other than the name of the accountholder and the date of the Agreement).

       **7.5 Command Account Margin Agreement between Marion and Cadell S. Liedtke Family Charitable Foundation and Prudential Securities Incorporated dated August 13, 1997 (substantially similar in all material respects to Exhibit 7.1 other than the name of the accountholder and the date of the Agreement).

       **7.6 Command Account Margin Agreement between Grella Family Charitable Foundation and Prudential Securities Incorporated dated August 13, 1997 (substantially similar in all material respects to Exhibit 7.1 other than the name of the accountholder and the date of the Agreement).

       **7.7 Command Account Margin Agreement between Musselman Family Charitable Foundation and Prudential Securities Incorporated dated July 1, 1997 (substantially similar in all material respects to Exhibit 7.1 other than the name of the accountholder and the date of the Agreement).

        *7.8 Form of Pledge Agreement between each Reporting Person and Prudential Securities Incorporated (filed as Exhibit 7.8 to the Amendment No. 2).

       **7.9 Pledge Agreement between Cadell S. Liedtke and Prudential Securities Incorporated dated March 24, 1998, pledging 2,227,560 shares of Common Stock (substantially similar in all material respects to Exhibit 7.8 other than the name of the pledgor, the date of the Agreement and the number of shares being pledged).

       **7.10 Pledge Agreement between Michael J. Grella and Prudential Securities Incorporated dated April 7, 1998, pledging 1,671,060 shares of Common Stock (substantially similar in all material respects to Exhibit 7.8 other than the name of the pledgor, the date of the Agreement and the number of shares being pledged).

       **7.11 Pledge Agreement between Henry G. Musselman and Prudential Securities Incorporated dated March 23, 1998, pledging 530,000 shares of Common Stock (substantially similar in all material respects to Exhibit 7.8 other than the name of the pledgor, the date of the Agreement and the number of shares being pledged).

         *7.12 Joint Filing Agreement dated October 15, 1996 by and among Cadell S. Liedtke, Michael J. Grella and Henry G. Musselman (filed as Exhibit 7.4 to Schedule 13D filed
                  October 18, 1996).

-------------------------------
 *Previously filed as indicated
**Not filed

SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that his information set forth in this statement is true, complete and correct.


April 30, 1999                              /s/ CADELL S. LIEDTKE
--------------                              ------------------------------------
        Date                                Cadell S. Liedtke


April 30, 1999                              /s/ MICHAEL J. GRELLA
--------------                              ------------------------------------
        Date                                Michael J. Grella


April 30, 1999                              /s/ HENRY G. MUSSELMAN
--------------                              ------------------------------------
        Date                                Henry G. Musselman

                                         EXHIBIT INDEX

      EXHIBIT
      NUMBER                              DESCRIPTION
      -------                             ------------

        *7.1      Form of Command Account Margin Agreement with Prudential
                  Securities Incorporated (filed as Exhibit 7.1 to the
                  Amendment No. 2).

       **7.2 Command Account Margin Agreements between Cadell S. Liedtke and Prudential Securities Incorporated dated November 6, 1996 and April 10, 1997 (substantially similar in all material respects to Exhibit 7.1 other than the name of the accountholder and the date of the Agreement).

       **7.3 Command Account Margin Agreements between Michael J. Grella and Prudential Securities Incorporated dated September 26,
                  1996 and April 10, 1997 (substantially similar in all material respects to Exhibit 7.1 other than the name of the accountholder and the date of the Agreement).

       **7.4 Command Account Margin Agreements between Henry G. Musselman and Prudential Securities Incorporated dated October 8, 1996 and April 10, 1997 (substantially similar in all material respects to Exhibit 7.1 other than the name of the accountholder and the date of the Agreement).

       **7.5      Command Account Margin Agreement between Marion and Cadell S.
                  Liedtke Family Charitable Foundation and Prudential Securities
                  Incorporated dated August 13, 1997 (substantially similar in all material respects to Exhibit 7.1 other than the name of the accountholder and the date of the Agreement).

       **7.6      Command Account Margin Agreement between Grella Family
                  Charitable Foundation and Prudential Securities Incorporated dated August 13, 1997 (substantially similar in all material respects to Exhibit 7.1 other than the name of the accountholder and the date of the Agreement).

       **7.7      Command Account Margin Agreement between Musselman Family
                  Charitable Foundation and Prudential Securities Incorporated dated July 1, 1997 (substantially similar in all material respects to Exhibit 7.1 other than the name of the accountholder and the date of the Agreement).

        *7.8      Form of Pledge Agreement between each Reporting Person and
                  Prudential Securities Incorporated (filed as Exhibit 7.8 to the Amendment No. 2).

       **7.9      Pledge Agreement between Cadell S. Liedtke and Prudential
                  Securities Incorporated dated March 24, 1998, pledging
                  2,227,560 shares of Common Stock (substantially similar in all material respects to Exhibit 7.8 other than the name of the pledgor, the date of the Agreement and the number of shares being pledged).

       **7.10     Pledge Agreement between Michael J. Grella and Prudential
                  Securities Incorporated dated April 7, 1998, pledging
                  1,671,060 shares of Common Stock (substantially similar in all material respects to Exhibit 7.8 other than the name of the pledgor, the date of the Agreement and the number of shares being pledged).

       **7.11     Pledge Agreement between Henry G. Musselman and Prudential
                  Securities Incorporated dated March 23, 1998, pledging 530,000 shares of Common Stock (substantially similar in all material respects to Exhibit 7.8 other than the name of the pledgor, the date of the Agreement and the number of shares being pledged).

        *7.12     Joint Filing Agreement dated October 15, 1996 by and among
                  Cadell S. Liedtke, Michael J. Grella and Henry G. Musselman
                  (filed as Exhibit 7.4 to Schedule 13D filed October 18, 1996).

-------------------------------
 *Previously filed as indicated
**Not filed